

04004956

SECURITIL _____ _.SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 22821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003____ AND ENDING __December 31, 2003___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    ACAP FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____47 West 200 South, Suite 101_____
                        (No. And Street)

___Salt Lake City_____Utah_____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Kirk Ferguson_____(801) 364 - 6650_____
                                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Jensen & Keddington, P.C._____
                        (Name -- if individual, state last, first, middle name)

5292 South College Dr., Suite 101	Salt Lake City	Utah	84123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Kirk Ferguson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ACAP FINANCIAL, INC._____, as of _____December 31_____, 20_03_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

Notary Public, State of Utah
Christine N. Belviy
224 S. 200 W. Ste. 100
Salt Lake City, UT 84101
My Commission Expires October 27, 2007

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

-2-

ACAP FINANCIAL INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2003

Together With Independent Auditor's Report

ACAP FINANCIAL INC.
TABLE OF CONTENTS
December 31, 2003



Jensen & Keddington, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of ACAP Financial Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

February 3, 2004

3

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ACAP FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash			$	88,743
Deposit with clearing organization - net				160,398
Receivables:				
	$	34,623		
		55,036		
				89,659
Securities owned at market value				201,717
Deposits				3,964
Furniture and equipment, at cost,				8,556
Other assets				3,300
TOTAL ASSETS			$	556,337

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Securities sold, not yet purchased, at market value	$	3,575
Accounts payable and accrued liabilities		27,541
Salaries and commissions payable		35,784
Total Liabilities		66,900

STOCKHOLDER'S EQUITY:
Common stock, .01 par value; 100,000 shares
    authorized, 50,000 shares issued and outstanding

		500
Additional paid-in capital		639,932
Retained earnings		(150,995)
Total Stockholder's Equity		489,437
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	556,337

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2003

REVENUES:		
Commissions	$	869,057
Net gains on trading accounts		268,081
Ticket Charges		272,835
Total Revenues		1,409,973
EXPENSES:		
Salaries		104,022
Commissions		599,616
Payroll taxes		8,851
Rent		49,955
Communications		166,920
Clearing		262,580
Professional services		35,966
Insurance		6,698
Depreciation		8,533
Regulatory fees		16,499
Travel and entertainment		5,822
Other		49,308
Total Expenses		1,314,770
NET INCOME	$	95,203

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2002	$ 500	$ 614,932	$ (246,198)	$ 369,234
Net income			95,203	95,203
Contribution of capital		25,000		25,000
Balance, December 31, 2003	$ 500	$ 639,932	$ (150,995)	$ 489,437

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	95,203
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation		8,533
(Increase) decrease in assets:		
Deposit with clearing organization - net		(37,470)
Receivables		(17,510)
Securities owned at market value		(101,105)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased, at market value		(36,146)
Accounts payable and accrued liabilities		15,157
Salaries and commissions payable		15,207
Net Cash From Operating Activities		(58,131)

CASH FLOWS FROM INVESTING ACTIVITY:

Purchase of equipment		(1,287)
Net Cash From Investing Activity		(1,287)

CASH FLOWS FROM FINANCING ACTIVITY:

Cash contribution by owner		25,000
Net Cash From Financing Activity		25,000
NET DECREASE IN CASH		(34,418)
CASH, December 31, 2002		123,161
CASH, December 31, 2003	$	88,743

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company was initially incorporated under the laws of the State of Iowa. From its inception in 1978 through 1993, the Company's Articles of Incorporation were amended on a number of occasions for several name changes and for other purposes. In April 1993, the Company filed a Restated Articles of Incorporation with the Utah Division of Corporations. The Company is a securities broker and dealer dealing principally in over-the-counter securities. The Company is located in Salt Lake City, Utah and Palatine, Illinois. Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received.

Summary of Significant Accounting Policies:

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of five to seven years.

Securities Owned
Marketable securities in the Company's trading account are valued at market value. The resulting difference between cost and market (or fair value) is included in net gains on trading accounts.

Revenue Recognition
Securities transactions and related income and expense are recorded on a trade date basis, which is the day each transaction is executed.

Receivables
Receivables are recorded when transactions are executed. Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Income Taxes
The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. In accordance with the provisions of such election, the Company's taxable income and losses are passed through to its stockholder; accordingly, no provision for income taxes has been made.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2003 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared though another broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to the clearing arrangement described above are netted into a single account called Deposit with Clearing Organization. Included in this account are the following:

Receivable from clearing organization for ticket charges and trading account profits	$	53,297
Deposit with the clearing organization		141,086
Payable to clearing organization for trade charges, Reg T extensions, transfer fees, trade cancellations, and trade corrections		(33,985)
	$	160,398

In addition to the deposit owed from the broker-dealer, commissions receivable in the amount of $55,036 were due at December 31, 2003.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2003, the Company had net capital of $406,737 which was $306,737 in excess of its required net capital of $100,000. The Company's net capital ratio was .16 to 1.

NOTE 4 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 at market value of the related securities and could incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NOTE 5 AVAILABILITY OF ANNUAL AUDIT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of December 31, 2003 is available for examination at the main office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

SUPPLEMENTARY INFORMATION

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL
December 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	489,437
Deduct ownership equity not allowable for net capital .		-
Total ownership equity qualified for net capital		489,437
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition		50,443
Net capital before haircuts on securities positions		438,994
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))		
Trading and investment securities - other securities		32,257
Net Capital	$	406,737

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	4,221
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
Net capital requirement (larger of the above)		100,000
Excess net capital	$	306,737
Excess net capital at 1000%	$	400,405

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities from Statement of Financial Condition	$	63,325
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	63,325
Ratio of aggregate indebtedness to net capital		.16 to 1

ACAP FINANCIAL INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND
AUDITED FINANCIAL STATEMENTS
December 31, 2003

Net capital as reported in Company's FOCUS report, December 31, 2003	$	406,737
Audit adjustments		-
Net capital per audit, December 31, 2003	$	406,737

ACAP FINANCIAL INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2003

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firm:

Clearing firm SEC #:   8-31464
Clearing firm name: Alpine Securities Corporation
Produce Code: Equities



**INDEGENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5**

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

13

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

February 3, 2004